SHAREHOLDER PROPOSAL

OF

ORACLE PARTNERS, LP

RESOLVED, that the shareholders of Thoratec Corporation (the “Company”) hereby request that the Company’s Board of Directors immediately engage the services of a nationally recognized investment bank to propose and evaluate strategic alternatives to maximize shareholder value, including, but not limited to, an auction to sell the Company, and that the Board of Directors publicly announce its progress regarding this process within 30 days.

SUPPORTING STATEMENT

OF

ORACLE PARTNERS, LP

As beneficial owner together with its affiliates of approximately 5.2% of the common stock of Thoratec Corporation (“Thoratec” or the “Company”), Oracle Partners, LP believes that the Company should immediately retain an investment bank to explore strategic alternatives, including an auction process to sell the Company, in order to maximize shareholder value.

The Left Ventricular Assist Device (“LVAD”) market is expected to become one of the fastest growing and largest markets in the medical device field during the next decade and beyond with the potential to be $5-10 Billion in sales.  Although Thoratec management initiated development of the LVAD market, its recent market growth has been unsatisfactory.  We believe that the market clout, capital resources, and relevant experience of a larger and more tenured medtech company is required to accelerate the penetration of this burgeoning market opportunity.

Combining Thoratec with a large-cap medtech company at this time is very compelling for the following reasons:

•	a large-cap medtech company would greatly accelerate LVAD market development by leveraging a much larger sales force, marketing budget, and distribution channel;

•
a large-cap medtech company would manufacture Thoratec’s LVAD alongside their other cardiovascular devices and thereby achieve significant synergies and efficiencies that Thoratec would have difficulty achieving on its own;

•	Thoratec’s LVAD pipeline, in the hands of a large-cap medtech company, will enable the acquirer of Thoratec to retain LVAD market dominance in the future;

•
a window of opportunity exists for the right partner to exploit what we believe is Thoratec’s current competitive strength over its principal competitor with respect to the risk of device thrombus and stroke;

•	large-cap medtech companies that already sell CRM devices should be especially interested in Thoratec since an LVAD is the next step in the continuum of care for a heart failure patient;

•
an acquirer with an existing large cardiology sales force could best leverage the Percutaneous Heart Pump, a treatment for acute (rather than chronic) heart failure representing a potentially $1 Billion product opportunity, that Thoratec is currently developing; and

•	the high technological and regulatory barriers to creating an organic an LVAD program make Thoratec a very attractive acquisition candidate.

In our opinion, a well-conceived auction process run by a qualified investment bank would result in large-cap medtech companies competing to acquire Thoratec.  We strongly urge you to vote FOR this resolution.